UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LAUREATE EDUCATION, INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.004 Per Share
(Title of Class of Securities)

518613203
(CUSIP Number)

Jason M. Colombo
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518613203	SCHEDULE 13D	Page 2 of 6

1	NAMES OF REPORTING PERSONS
CPV Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
72,132,749 (see Item 5)

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
16,011,838 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,132,749 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 518613203	SCHEDULE 13D	Page 3 of 6

1	NAMES OF REPORTING PERSONS
Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
72,132,749 (see Item 5)

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
16,011,838 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,132,749 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.1% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note:

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the initial statement on Schedule 13D filed by Point72 Asset Management, L.P., Point72 Capital Advisors, Inc. and Steven A. Cohen (the “Initial Reporting Persons”) on February 16, 2017, as amended by Amendment No. 1 filed by the Initial Reporting Persons on January 5, 2018, Amendment No. 2 filed by the Initial Reporting Persons and Cohen Private Ventures, LLC (“Cohen Private Ventures”) on April 25, 2018, Amendment No. 3 filed by Steven A. Cohen and Cohen Private Ventures on November 21, 2018, Amendment No. 4 filed by CPV Partners, LLC (“CPV Partners”), Steven A. Cohen and Cohen Private Ventures on January 4, 2019, and Amendment No. 5 filed by Steven A. Cohen and CPV Partners on June 19, 2019.  This Amendment No. 6 is being filed by Steven A. Cohen and CPV Partners (collectively, the “Reporting Persons”) to report, as further described in Item 4 of this Amendment No. 6, the March 26, 2021 pro rata distribution by Wengen Alberta, Limited Partnership (“Wengen”) of certain shares of the Issuer’s Class B Common Stock to the Wengen Investors, including an entity controlled by CPV Partners, LLC and Steven A. Cohen, for no additional consideration and in proportion to, and in partial redemption of, the Wengen Investors’ respective ownership percentages in Wengen, which shares, upon such distribution, converted into shares of the Issuer’s Class A common stock, par value $0.004 per share (the “Class A Common Stock”), of Laureate Education, Inc., a Delaware public benefit corporation (the “Issuer”).

Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 24, 2021, Wengen  and Wengen Investments Limited filed an amendment to its Schedule 13D related to the Class A Common Stock of the Issuer (the “March 2021 Wengen 13D/A”).  As set forth in the March 2021 Wengen 13D/A, Wengen GP and investors in Wengen holding a majority of the Series A-1 interests in Wengen approved on March 18, 2021 a pro rata distribution by Wengen of 17,229,423 shares of the Issuer’s Class B common stock, par value $0.004 per share (the “Class B Common Stock”) to the Wengen Investors, including an entity controlled by CPV Partners and Steven A. Cohen, for no additional consideration and in proportion to, and in partial redemption of, such Wengen Investors’ respective ownership percentages in Wengen (the “Distribution”).  The Wengen Investors also approved on March 18, 2021 a waiver under the Wengen Securityholders Agreement to permit Wengen to effectuate the Distribution.  The Distribution took place on March 26, 2021, at which point each share of Class B Common Stock distributed by Wengen in the Distribution converted into one share of the Issuer’s Class A Common Stock.  Pursuant to the Distribution, an entity controlled by CPV Partners and Steven A. Cohen received an aggregate of 3,199,192 shares of the Issuer’s Class A Common Stock.

Item 5.   Interest in Securities of the Issuer.
Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:
The information set forth in the cover pages of this Amendment No. 6, and in Item 4 hereto, are hereby incorporated by reference into this Item 5.
a) and b) CPV Partners may be deemed to beneficially own an aggregate of 72,132,749 shares of Class A Common Stock, which represents, in the aggregate, approximately 37.1% of the outstanding shares of the Issuer’s Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, as a result of (i) CPV Partners’ indirect beneficial ownership of 68,917,693 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen, (ii) 15,864 shares of Class A Common Stock owned by an entity controlled by CPV Partners and of which it may be deemed to share beneficial ownership, and (iii) 3,199,192 shares of Class A Common Stock distributed to an entity controlled by CPV Partners in the Distribution, and of which it may be deemed to share beneficial ownership.  Based on his control of CPV Partners, Steven A. Cohen may be deemed to share beneficial ownership over the shares of Class A Common Stock of which CPV Partners may share beneficial ownership.
As a result of the Distribution, Wengen beneficially owns an aggregate of 68,917,693 shares of Class B Common Stock, which are convertible by Wengen on a one-for-one basis into shares of Class A Common Stock at the discretion of the general partner of Wengen or upon transfer, subject to the terms of the Issuer’s Amended and Restated Certificate of Incorporation.  The limited partnership interests in Wengen are held by certain investors, including the Wengen Investors. The general partner of Wengen is Wengen Investments Limited (“Wengen GP”), which is governed by a board of directors composed of Douglas L. Becker and other representatives of the Wengen Investors.  Pursuant to the provisions of the Wengen Securityholders Agreement (defined below), Wengen GP will vote the shares of Common Stock owned by Wengen in certain matters, including in the election of certain directors, at the discretion of Wengen GP and, as a result, the Wengen Investors, including the Reporting Persons, may be deemed to have shared voting power over the 68,917,693 shares of Class B Common Stock held directly by Wengen.  The Wengen Securityholders Agreement further provides each investor of Wengen with the ability to direct Wengen with respect to the portion of securities owned by Wengen attributable to such investor’s pro rata ownership interest in Wengen with respect to voting on certain matters and disposition of such securities, subject to certain limitations.  As a result of such provisions, of the 68,917,693 shares of Class B Common Stock held by Wengen, the Reporting Persons may be deemed to have shared voting and investment power over 12,796,782 shares of Class B Common Stock owned directly by Wengen, equal to 9.3% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3.

The above does not include additional shares of Class B Common Stock owned by employees, directors and former employees and directors of the Issuer over which Wengen has been granted a voting proxy (but no rights with respect to conversion of such shares of Class B Common Stock into shares of Class A Common Stock) pursuant to Management Stockholders Agreements, further described in Item 6 below.
As noted above, Steven A. Cohen and CPV Partners may also be deemed to have shared voting and investment power over an aggregate of 3,215,056 shares of Class A Common Stock owned directly by an entity which is controlled by CPV Partners and Steven A. Cohen, equal to less than 2.6% of the total Class A Common Stock.
The aggregate beneficial ownership percentages reported in this Statement were calculated pursuant to Rule 13d-3 and are based on 108,169,831 shares of Class A Common Stock outstanding as of February 12, 2021, as reflected in the Form 10-K filed by the Issuer on February 25, 2021, together with (i) the 17,229,423 shares of Class A Common Stock issued upon conversion of the equivalent number of shares distributed to the Wengen Investors in the Distribution, and (ii) the 68,917,693 shares of Class A Common Stock that Wengen may acquire upon the conversion of the Class B Common Stock owned by Wengen.
The aggregate number of shares of the Issuer’s Class A Common Stock beneficially owned by the Reporting Persons as reported herein does not include any shares of Class A Common Stock which may be received by holders of Class B Common Stock subject to proxies given by current and former directors and employees to Wengen to vote their shares of Class B Common Stock pursuant to the Management Stockholders Agreements as described elsewhere in this Statement.
The Reporting Persons may be deemed to be the beneficial owner of the securities held directly by the Wengen Investors and Wengen, in each case, as described more fully in this Statement.
The filing of this Statement shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Statement.
Wengen, the other Wengen Investors and certain of their affiliates have separately made Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.
c) Except as set forth in this Statement, none of the Reporting Persons has engaged in any transaction in any shares of the Issuer’s Class A Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2021

CPV PARTNERS, LLC

By:  /s/ Andrew B. Cohen
Name: Andrew B. Cohen
Title: Authorized Person

STEVEN A. COHEN

By:  /s/ Jason M. Colombo
Name:  Jason M. Colombo
Title:  Authorized Person